Filed by Regis Corporation pursuant to Rule 425
under the Securities Act of 1933 and deemed Filed
Pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company: Sally Holdings, Inc.

Filing Person’s Securities Exchange Act of 1934 file number: 001-12725

January 10, 2006

Dear Associates:

Today is truly an exciting day for Regis Corporation!

Today we announced the signing of an agreement to acquire Sally Beauty Company, Inc., a division of Alberto-Culver.  The transaction doubles the size of our Company, and will significantly increase the profile of Regis Corporation as we will become a “Fortune 500 Company” – one of the 500 largest publicly-traded companies in the country.

For those of you unfamiliar, Sally Beauty Company is a world-class company comprised of 2,419 Sally Beauty Supply stores, 822 Beauty Systems Group stores and a direct sales force of over 1,244 individuals.  In the fiscal year ended September 30, 2005, Sally Beauty Company, Inc. generated revenue of $2.25 billion.  We believe adding Sally Beauty solidifies our position as the leader in the professional beauty products and services industry.

Headquarters for Regis Corporation will remain in Edina, and upon completion of the transaction, I will continue serving the Company as President and Chief Executive Officer. However, I will relinquish my position as Chairman of the Board of Directors, and Howard B. Bernick, President and CEO of Alberto-Culver, will become our new non-executive Chairman of the Board.  I have known Howard for many years, and I am confident that he will be a great addition to the Board and our Company.

Sally Beauty’s operations are located in Denton, Texas.  Historically, its business has been self-contained in Texas, thus, there should be minimal integration challenges.  However, many of you will be in close contact with our new friends in Denton.  So, please take every opportunity to make them feel welcome.  We have much to learn from one another.

Sincerely,

Paul D. Finkelstein

Chairman and CEO

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Regis Corporation and Alberto-Culver have entered into an agreement for the merger of Regis Corporation and the Sally Beauty Company business unit of Alberto-Culver and, in connection with this proposed transaction, will prepare and distribute a joint proxy statement/prospectus to the shareholders of Regis Corporation and Alberto-Culver. INVESTORS IN REGIS CORPORATION ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to get the joint proxy statement/prospectus and all relevant documents filed by Regis Corporation with the SEC free of charge at the SEC’s website www.sec.gov or from Regis Corporation Investor Relations at 7201 Metro Boulevard, Minneapolis, MN 55439, (952) 947-7777 or investorrelations@regiscorp.com. Information concerning Alberto-Culver's participants in the solicitation is contained in Alberto-Culver's Proxy Statement on Schedule 14A, filed with the SEC on December 13, 2005.

PARTICIPANTS IN THE SOLICITATION

The respective directors, executive officers and other members of management and employees of Regis Corporation and Alberto-Culver may deemed to be participants in the  solicitation of proxies from their respective shareholders in favor of the merger and the related transactions. Information concerning persons who may be considered participants in the solicitation of Regis Corporation’s and Alberto-Culver’s stockholders under the rules of the SEC is set forth in public filings filed by Regis Corporation and Alberto-Culver with the SEC and will be set forth in the Joint Statement/Prospectus when it is filed with the SEC. Information concerning Alberto-Culver's participants in the solicitation is contained in Alberto-Culver's Proxy Statement on Schedule 14A, filed with the SEC on December 13, 2005.